                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                     BINGHAM FINANCIAL SERVICES CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  090433-10-3
                     (CUSIP Number of Class of Securities)


                           BAC/BSC Shareholders Group
                              Mr. Daniel E. Bober
                     Bloomfield Acceptance Company, L.L.C.
                             260 East Brown Street
                                   Suite 350
                           Birmingham, Michigan 48009


                                With a copy to:


                          Katheryne L. Zelenock, Esq.
                             Simpson Zelenock, P.C.
                             260 East Brown Street
                                   Suite 300
                          Birmingham, Michigan  48009
                                 (248) 647-0200

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                 March 5, 1998
            (Date of event which requires filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                            Exhibit Index on Page 25



                               Page 2 of 27 Pages

                                 SCHEDULE 13D


CUSIP NO. 090433-10-3
================================================================================
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
           GROUP COMPOSED OF ALL OF THE REPORTING PERSONS LISTED ON
           ATTACHED PAGES (1)

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)   X               (b)
                    -----                -----
--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
                                SC, PF, AF

--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]


--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OR ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7.     SOLE VOTING POWER:
  SHARES
BENEFICIALLY            282,018
 OWNED BY        ---------------------------------------------------------------
   EACH          8.     SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9.     SOLE DISPOSITIVE POWER:

                        282,018
                 ---------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         282,018
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES

                           [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.77%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON


       IN
--------------------------------------------------------------------------------

(1) All members of this Group have also filed a Schedule 13D as part of a Group of Shareholders that includes Directors of the Issuer. In addition, Messrs. Bober and Weber have filed individual Schedules 13D for their Share holdings.

                                 Page 3 of 27 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            DANIEL E. BOBER

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a)   X    (b)
                         -----     -----
3. SEC ONLY


4. SOURCE OF FUNDS
                        SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
                        UNITED STATES OF AMERICA

                        7. SOLE VOTING POWER: 96,730
NUMBER OF SHARES
BENEFICIALLY            8. SHARED VOTING POWER:
OWNED BY EACH
REPORTING PERSON        9. SOLE DISPOSITIVE POWER: 96,730(1)
WITH
                        10. SHARED DISPOSITIVE POWER:

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        96,730

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        6.10%

14.  TYPE OF REPORTING PERSON
                        IN

(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.


                              Page 4 of 27 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            CREIGHTON J. WEBER

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a)   X    (b)
                         -----     -----
3. SEC ONLY


4. SOURCE OF FUNDS
                     SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     UNITED STATES OF AMERICA

                        7. SOLE VOTING POWER: 96,730
NUMBER OF SHARES
BENEFICIALLY            8. SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON        9. SOLE DISPOSITIVE POWER: 96,730(1)
WITH
                        10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        96,730

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        6.10%

14.  TYPE OF REPORTING PERSON
                        IN


(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.


                              Page 5 of 27 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            JOSEPH DROLSHAGEN

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   X    (b)
                            -----      -----
3. SEC ONLY


4. SOURCE OF FUNDS
                        SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     UNITED STATES OF AMERICA

                        7. SOLE VOTING POWER: 25,695

NUMBER OF SHARES        8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH           9. SOLE DISPOSITIVE POWER: 25,695(1)
REPORTING PERSON
WITH                    10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        25,695

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        1.62%

14.  TYPE OF REPORTING PERSON
                        IN


(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.



                              Page 6 of 27 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            JAMES BENNETT

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   X    (b)
                            -----      -----
3. SEC ONLY


4. SOURCE OF FUNDS
                        SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
                        UNITED STATES OF AMERICA

                        7. SOLE VOTING POWER:  17,130
NUMBER OF SHARES
BENEFICIALLY            8. SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON        9. SOLE DISPOSITIVE POWER: 17,130(1)
WITH
                        10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        17,130

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        1.08%

14.  TYPE OF REPORTING PERSON
                        IN


(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.



                              Page 7 of 27 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3


1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            PATRICIA JORGENSEN

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   X    (b)
                            -----     -----
3. SEC ONLY


4. SOURCE OF FUNDS
                        SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
                        UNITED STATES OF AMERICA

                        7. SOLE VOTING POWER:  5,136
NUMBER OF SHARES
BENEFICIALLY            8. SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON        9. SOLE DISPOSITIVE POWER:  5,136(1)
WITH
                        10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        5,136

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        .32%

14.  TYPE OF REPORTING PERSON
                        IN


(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.



                              Page 8 of 27 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            DEBORAH JENKINS

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   X    (b)
                            -----      -----
3. SEC ONLY


4. SOURCE OF FUNDS
                        SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
                        UNITED STATES OF AMERICA


                        7. SOLE VOTING POWER:  13,689
NUMBER OF SHARES
BENEFICIALLY            8. SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON        9. SOLE DISPOSITIVE POWER:   13,689(1)
WITH
                        10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        13,689

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        .86%

14.  TYPE OF REPORTING PERSON
                        IN


(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.



                              Page 9 of 27 Pages

                                  SCHEDULE 13D


CUSIP NO. 090433-10-3

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            LYNNE BASZCZUK

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   X    (b)
                            -----      -----
3. SEC ONLY


4. SOURCE OF FUNDS
                        SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
                        UNITED STATES OF AMERICA

                        7. SOLE VOTING POWER:  1,708

NUMBER OF SHARES
BENEFICIALLY            8. SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON        9. SOLE DISPOSITIVE POWER:   1,708(1)
WITH
                        10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,708

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        .11%

14.  TYPE OF REPORTING PERSON
                        IN


(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.


                             Page 10 of 27 Pages

                                  SCHEDULE 13D


CUSIP NO. 090433-10-3

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            JAMES A. SIMPSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   X    (b)
                            -----      -----
3. SEC ONLY


4. SOURCE OF FUNDS
                        SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
                        UNITED STATES OF AMERICA

                        7. SOLE VOTING POWER:  15,000

NUMBER OF SHARES
BENEFICIALLY            8. SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON        9. SOLE DISPOSITIVE POWER:   15,000(1)
WITH
                       10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        15,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        .95%

14.  TYPE OF REPORTING PERSON
                        IN


(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.


                             Page 11 of 27 Pages

                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            KATHERYNE L. ZELENOCK

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   X    (b)
                            -----      -----
3. SEC ONLY


4. SOURCE OF FUNDS
                        SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
                        UNITED STATES OF AMERICA

                        7. SOLE VOTING POWER:  7,700(1)

NUMBER OF SHARES
BENEFICIALLY            8. SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON        9. SOLE DISPOSITIVE POWER:  7,700(1),(2)
WITH
                       10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        7,700(1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


(1) Includes 100 shares owned by each of the Danielle Bober 1995 Irrevocable Trust u/a/d December 15, 1995 and the Nicole Bober 1995 Irrevocable Trust u/a/d December 15, 1995 administered by Katheryne L. Zelenock as Trustee. Katheryne
L. Zelenock exerts voting control, but expressly disclaims beneficial ownership of those 200 shares.

(2) 7,500 shares are subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in
Item 6 below.




                             Page 12 of 27 Pages

SCHEDULE 13D, CUSIP NO. 090433-10-3
KATHERYNE L. ZELENOCK, continued



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        .49%

14.  TYPE OF REPORTING PERSON
                        IN





                              Page 13 of 27 Pages

                                  SCHEDULE 13D


CUSIP NO. 090433-10-3

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
            JEFFREY C. URBAN

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a)   X    (b)
                            -----     -----
3. SEC ONLY


4. SOURCE OF FUNDS
                        SC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)       [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     UNITED STATES OF AMERICA

                        7. SOLE VOTING POWER:  2,500
NUMBER OF SHARES
BENEFICIALLY            8. SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON        9. SOLE DISPOSITIVE POWER:  2,500(1)
WITH
                        10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        2,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        .16%

14.  TYPE OF REPORTING PERSON
                        IN


(1) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.




                              Page 14 of 27 Pages

1. SECURITY AND ISSUER.

     This Statement relates to the common stock (the "COMMON STOCK" or the "SHARES") of Bingham Financial Services Corporation (the "ISSUER"), whose principal executive offices are located at 31700 Middlebelt Road, Suite 125, Farmington Hills, Michigan 48334.


2. IDENTITY AND BACKGROUND.

     This Statement is filed by a group which has been formed, the members of which are: Daniel E. Bober, Creighton J. Weber, Joseph Drolshagen, James Bennett, Patricia Jorgensen, Deborah Jenkins, Lynne Baszczuk, James A. Simpson, Katheryne L. Zelenock, and Jeffrey C. Urban (together the "GROUP ").

     The name, business address and present principal occupation, employment or principal business of the Group members and certain other information is set forth below. All Group members are citizens of the United States.



                                                     Principal Business/
Name and Business Address                           Principal Occupation
-------------------------                    -----------------------------------

Daniel E. Bober                              President
260 East Brown Street                        Bloomfield Acceptance Company, LLC
Suite 350                                    (commercial mortgage lender)
Birmingham, Michigan 48009                   Bloomfield Servicing Company, LLC
                                             (commercial loan servicing company)

Creighton J. Weber                           Executive Vice President
260 East Brown Street                        Bloomfield Acceptance Company, LLC
Suite 350                                    (commercial mortgage lender)
Birmingham, Michigan 48009                   Bloomfield Servicing Company, LLC
                                             (commercial loan servicing company)

Joseph Drolshagen                            Vice President and Loan Officer
260 East Brown Street                        Bloomfield Acceptance Company, LLC
Suite 350                                    (commercial mortgage lender)
Birmingham, Michigan 48009                   Vice President
                                             Bloomfield Servicing Company, LLC
                                             (commercial loan servicing company)



                              Page 15 of 27 Pages

                                                     Principal Business/
Name and Business Address                           Principal Occupation
-------------------------                    -----------------------------------
James Bennett                                Vice President and Loan Officer
260 East Brown Street                        Bloomfield Acceptance Company, LLC
Suite 350                                    (commercial mortgage lender)
Birmingham, Michigan 48009                   Vice President
                                             Bloomfield Servicing Company, LLC
                                             (commercial loan servicing company)

Patricia Jorgensen                           Vice President and Controller
260 East Brown Street                        Bloomfield Acceptance Company, LLC
Suite 350                                    (commercial mortgage lender)
Birmingham, Michigan 48009                   Bloomfield Servicing Company, LLC
                                             (commercial loan servicing company)




Deborah Jenkins                              Vice President and Loan Officer
260 East Brown Street                        Bloomfield Acceptance Company, LLC
Suite 350                                    (commercial mortgage lender)
Birmingham, Michigan 48009                   Vice President
                                             Bloomfield Servicing Company, LLC
                                             (commercial loan servicing company)

Lynne Baszczuk                               Loan Analyst
260 East Brown Street                        Bloomfield Acceptance Company, LLC
Suite 350                                    (commercial mortgage lender)
Birmingham, Michigan 48009                   Bloomfield Servicing Company, LLC
                                             (commercial loan servicing company)

James A. Simpson                             Attorney and President
260 East Brown Street                        Simpson Zelenock, P.C.
Suite 300                                    (Attorneys and Counselors)
Birmingham, Michigan 48009

Katheryne L. Zelenock                        Attorney and Vice President
260 East Brown Street                        Simpson Zelenock, P.C.
Suite 300                                    (Attorneys and Counselors)
Birmingham, Michigan 48009

Jeffrey C. Urban                             Attorney
260 East Brown Street                        Simpson Zelenock, P.C.
Suite 300                                    (Attorneys and Counselors)
Birmingham, Michigan 48009

     None of the Group members have, during the last five years, been (i) convicted in criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations


                              Page 16 of 27 Pages
of, prohibiting or mandating activity subject to, federal or state security laws or finding any violation with respect to such clause.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Group members, who were formerly Members of Bloomfield Acceptance Company, L.L.C. ("BAC") and Bloomfield Servicing Company, L.L.C., ("BSC"), received their Shares through a mergers among BAC, BSC and wholly-owned subsidiaries of Issuer, whereby the Issuer became the sole owner of BAC and BSC (the "MERGER"). The shares received by the Group members were commensurate with each individual's percentage of ownership of BAC and/or BSC.

4. PURPOSE OF TRANSACTION.

     The issuance of shares to the Group members in connection with the Merger was for the purpose of compensating such members for the relinquishment of their respective ownership interests in BAC and BSC in the Merger. The acquisition of all other shares beneficially owned by the Group members was for purposes of investment.

     The Merger, as described in Item 3 above, was effectuated as of March 5, 1998, pursuant to that certain Agreement and Plan of Merger among the Issuer and certain of its wholly-owned subsidiaries, BAC, BSC, and the individual members of the Group (the "MERGER AGREEMENT"), a copy of which is attached to the Issuer's Form 8-K dated March 13, 1998. In connection with the Merger, the Group members received Issuer's Shares as shown in Item 2 above. In connection with their continuing employment, the Group members also were granted options under the Issuer's Stock Option Plan, providing the right to purchase additional shares of the Issuer's common stock as further described in Item 6 below.

     In connection with the Merger, the Group members entered into a Shareholders Agreement (the "BINGHAM SHAREHOLDERS AGREEMENT"), dated March 4, 1998 and effective as of March 5, 1998, with Jeffrey P. Jorissen, Gary A. Shiffman, Milton M. Shiffman, Robert H. Orley and Brian M. Hermelin, each a Director and/or officer of Issuer. A copy of the Bingham Shareholders Agreement is attached to a Schedule 13D filed for the Group including those Directors, filed this date, and that Agreement is incorporated by reference. The Bingham Shareholders Agreement provides, among other things, for an increase in the number of Directors of the Issuer, for the nominations and elections of Daniel E. Bober, Creighton J. Weber and Arthur A. Weiss as Directors of the Issuer, and for the appointment of Daniel E.


                              Page 17 of 27 Pages
a
Bober to the Executive Committee of the Issuer's Board of Directors.

The members of the Bloomfield Subgroup also entered into an additional Shareholders Agreement (the "BLOOMFIELD SHAREHOLDERS AGREEMENT"), as of March 5, 1998, a copy of which is attached hereto, and which is described in detail in Item 6, below.
5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Members of the Group together beneficially own 282,018 shares of the Issuer's common stock, which constitutes 17.77% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.


     (i) Daniel E. Bober is the owner of 96,730 shares of the Issuer's common stock which constitutes 6.10% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

     (ii) Creighton J. Weber is the owner of 96,730 shares of the Issuer's common stock which constitutes 6.10% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

     (iii) Joseph Drolshagen is the owner of 25,695 shares of the Issuer's common stock which constitutes 1.62% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

     (iv) James Bennett is the owner of 17,130 shares of the Issuer's common stock which constitutes 1.08% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

     (v) Patricia Jorgensen is the owner of 5,136 shares of the Issuer's common stock which constitutes .32% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

     (vi) Deborah Jenkins is the owner of 13,689 shares of the Issuer's common stock which constitutes .86% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

     (vii) Lynne Baszczuk is the owner of 1,708 shares of the Issuer's common stock which constitutes .11% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.



                              Page 18 of 27 Pages

     (viii) James A. Simpson is the owner of 15,000 shares of the Issuer's common stock which constitutes .95% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

     (ix) Katheryne L. Zelenock is the beneficial owner of 7,700 shares of the Issuer's common stock (including 100 shares each of the Danielle Bober 1995 Irrevocable Trust u/a/d December 15, 1995 and the Nicole Bober 1995 Irrevocable Trust u/a/d December 15, 1995 (together the "TRUSTS") administered by Katheryne
L. Zelenock as Trustee), which constitutes .49% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998. Katheryne L. Zelenock exerts voting control, but expressly disclaims beneficial ownership, of those 200 shares owned by the Trusts.

     (x) Jeffrey C. Urban is the owner of 2,500 shares of the Issuer's common stock which constitutes .16% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

     (b) Subject to the terms of the Bingham Group Shareholders Agreement, the Bloomfield Shareholders Agreement, the Escrow Agreement and the Special Consideration Escrow Agreement, all as described in Item 6 below, each Group member has the sole power to vote, or to direct the voting of, and is so powered to dispose of, or to direct the disposition of, the shares of common stock beneficially owned by such person as indicated in subsection (a) above.

     (c)

         Name           Date       Transaction      Number of        Price
         ----           ----       -----------       Shares          Per
                                                    ---------        Share
                                                                     -----














                              Page 19 of 27 Pages



(i) Daniel E. Bober         3/5/98  Acquired by merger       96,730             N/A

(ii) Creighton J. Weber     3/5/98  Acquired by merger       96,730             N/A

(iii) Joseph Drolshagen     3/5/98  Acquired by merger       25,695             N/A

(iv) James Bennett          3/5/98  Acquired by merger       17,130             N/A

(v) Patricia Jorgensen      3/5/98  Acquired by merger       5,136              N/A

(vi) Deborah Jenkins        3/5/98  Acquired by merger       13,689             N/A

(vii) Lynne Baszczuk        3/5/98  Acquired by merger       1,708              N/A

(viii) James A. Simpson     3/5/98  Acquired by merger       15,000             N/A

(ix) Katheryne L. Zelenock  3/5/98  Acquired by merger       7,500              N/A

(x) Jeffrey C. Urban        3/5/98  Acquired by merger       2,500              N/A

     (d) Not applicable.


     (e) Not applicable.




6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     All of the Group members are subject to the Bingham Group Shareholders Agreement, which governs all of the shares of common stock of the Issuer actually owned by each of the Group members as of March 5, 1998 and all of the shares of Common Stock of the


                              Page 20 of 27 Pages

Issuer individually acquired by any such Group member thereafter(1), and which provides, among other things:

      A. Each Group member will take those actions necessary to nominate and elect Daniel E. Bober, Creighton J. Weber and Arthur A. Weiss to the Board of Directors of the Issuer, and to accomplish the elections of other director-nominees endorsed by the Board of Directors from time to time;

      B. Each Group member who is a Director of the Issuer shall vote to appoint Daniel E. Bober to the Executive Committee of the Board of Directors, and shall not vote to expand the size of the Executive Committee beyond three members without Mr. Bober's consent;

      C. No Group member shall sell, convey, hypothecate or otherwise transfer ownership of the shares of Issuer: (i) for a period of two years following the date of the Shareholders Agreement, and (ii) after two years, unless the shares are registered pursuant to an effective registration statement or in accordance with an exemption from state and federal securities laws;

      D. The shares of each Group member (except those shares acquired in ordinary brokerage transactions and not pursuant to the Shareholders Agreement or as part of the Company's initial public offering) shall be marked with a Legend concerning the limitations upon sale, transfer, or assignment of the shares, and otherwise incorporating the terms and conditions of the Shareholders Agreement;

      E. Each Group member shall have "TAG-ALONG RIGHTS" in the event that any other one or more Group member(s) (so long as the Group holds 10% or more of the Issuer) proposes to sell five percent (5%) or more of the then-issued and outstanding common stock of Issuer to a third party. The Tag-Along Rights permit the Group members not originally a part of the proposed purchase transaction to require the proposed purchaser to purchase shares from those other Group members upon the same terms as was proposed with the proposed transferor;

      F. In the event that the Issuer proposes to register additional shares within two years after the Agreement, the

(1) The Bingham Shareholders Agreement governs only those shares actually owned or subsequently acquired by a Group member in his or her individual capacity, and does not extend to Shares beneficially owned by such persons but actually held by other persons or entities.


                              Page 21 of 27 Pages

      Bloomfield Subgroup members shall have the right to request that their shares be included in the registration (so long as the Group as a whole holds 10% or more of the shares of Issuer) (the "PIGGYBACK RIGHTS");

      G. Group Members who are holders of 30% or more of the shares of the Issuer may demand that the Issuer use its best efforts to registration of those shares not yet registered (the "DEMAND REGISTRATION RIGHTS");

      H. Daniel E. Bober and Creigthon J. Weber may, at any time after two years from the date of the Shareholders Agreement, request that the Issuer effect a registration on Form S-3 for shares held by the Group Members, so long as the aggregate offering price of the shares so registered would exceed $500,000 and the Group as a whole holds 10% or more of the shares of the Issuer (the "S-3 REGISTRATION RIGHTS");

      I. The Issuer shall pay all expenses incurred with any registration, filing or qualification of shares with respect to a total of three registrations pursuant to the Piggyback Rights, Demand Registration Rights, and S-3 Registration Rights;

      J. To the extent permitted by law, the Issuer will indemnify and hold harmless each Group member against any losses, claims, damages or liabilities insofar as those claims, losses or damages arise out of certain actions or inactions by the Issuer. By like token, each Group member will indemnify and hold the Issuer harmless from losses, claims, damages, or liabilities arising out of information erroneously or inaccurately provided by the Group member; and

      K. For a period of 180 days following the effective date of any registration pursuant to the Piggyback Rights, Demand Registration Rights, or S-3 Registration Rights, no Group member shall directly or indirectly sell, offer to sell, contract to sell, grant any option to purchase or other transfer except Common Stock included in that registration, unless the Issuer and its managing underwriters should otherwise agree.

     In addition, the Group Members are subject to a Shareholders Agreement (the "BLOOMFIELD SHAREHOLDERS AGREEMENT", a copy of which is attached to a Schedule 13D filed for the Group including certain Directors of Issuer and the Group, filed this date, and that Agreement is incorporated by reference. The Bloomfield Shareholders Agreement governs all Shares acquired by the Group


                              Page 22 of 27 Pages
members as part of the Merger (but not Shares acquired in individual market transactions or otherwise), and which provides, among other things, as follows:

      A. The Group members will vote their respective shares in accordance with the determination of the holders of a majority in interest of the Group members;

      B. So long as the firm of Simpson Zelenock, P.C. (or any successor to it) shall perform legal services for BAC or BSC, James A. Simpson, Katheryne
      L. Zelenock and Jeffrey C. Urban shall cause their Shares to be voted in accordance with the determination of the holders of a majority interest of the other Group members;

      C. Daniel E. Bober and Creighton J. Weber shall act as agent and attorney-in-fact for each Group member to: (i) negotiate, settle, compromise and adjust any indemnification by the Issuer against the Group members as a group (as opposed to one or more, but less than all, of the Group members) by way of offset under or pursuant to certain provisions of the Merger Agreement among Issuer, BAC and BSC, and the Group members;
      (ii) negotiate and agree upon any release of Shares from the Escrow Agreement; and (iii) to take any action (including the giving of consent or approval, or the voting of Shares) that has been approved or authorized pursuant to the Bloomfield Shareholders Agreement;

      D. In the event that a Group member who is an employee of BAC or BSC shall voluntarily terminate his or her employment, or have his or her employment terminated for any reason other than death or permanent disability prior to the conclusion of the restrictions imposed by the Shareholders Agreement among all of the Group members (the "LOCK-UP PERIOD"), then the other Group members shall have the option to purchase all of the Shares then held by that member, for the lesser of (i) the Share Price as of the effective date of termination of Employment or (ii) the Share Price as of the date when the Lock-up Period shall expire. A terminating member shall cease to have any rights in or with respect to any Additional Consideration under or pursuant to Section 1.3 of the Merger Agreement, and the Additional Consideration that would have been allocated to that Shareholder shall be reallocated pro rata among the Other Shareholders who then retain rights to Additional Consideration under the Merger Agreement.

      E. Following the conclusion of the Lock-up Period, no Group member who is an Employee or Affiliate of BAC or BSC


                              Page 23 of 27 Pages

      (other than Patricia Jorgensen or Lynne Baszczuk) shall sell or transfer more than 50% of his or her Shares subject to the Bloomfield Shareholders Agreement without the approval of the Board of Directors of BAC or BSC (the "MINIMUM HOLDING REQUIREMENT").

      F. In the event that a Group member shall desire to transfer any portion of his or her Shares subject to the Bloomfield Shareholders Agreement, the other members of the Group shall have a first option to purchase those Shares upon the terms and conditions offered by any third-party purchaser.

      Pursuant to the terms of the Merger Agreement, the Bingham Shareholders Agreement, and the Bloomfield Shareholders Agreement, the Issuer and the Group members have entered into an Escrow Agreement and Special Consideration Escrow Agreement, both dated March 5, 1998, copies of which are attached to that
Schedule 13D filed for the Group including those Directors, filed this date, and those Agreements are incorporated by this reference. Pursuant to those escrow agreements, the Shares received by the Group members as part of the merger transaction are held in escrow by NBD Bank, to ensure conformity to the requirements of the Bingham Shareholders Agreement and Bloomfield Shareholders Agreement.

      Also as part of the Merger Agreement, the Group members may be entitled to receive additional Shares (the "ADDITIONAL CONSIDERATION") based on the financial performance of BAC and BSC, as further outlined in the Merger Agreement.

      Finally, each of the Group members is a participant in the Issuer's Stock Option Plan and has been granted certain options to purchase additional shares of the Issuer's common stock. A total of 30,000 options, each representing the right to purchase one share of the Issuer's common stock, have been granted to the Group, some of which have been allocated to individual members of the Group and others of which have not yet been allocated. None of the options allocated to members of the Group become exercisable until at least one year from the date of the Merger; therefore, individual allocations are not listed in this filing. Individual vesting rights will be acknowledged in future filings as required by law when such options become exercisable.

      Each Group member has executed a Power of Attorney, a copy of which is attached to a Schedule 13D filed for the Group including those Directors, filed this date, and those Powers of Attorney are incorporated by reference. The Powers of Attorney permit Daniel E. Bober or Creighton J. Weber to execute and file forms relating to Share ownership on behalf of such member.


                              Page 24 of 27 Pages

      All members of this Group have also filed a Schedule 13D as part of a Group of Shareholders that includes Directors of the Issuer. In addition, Messrs. Bober and Weber have filed individual Schedules 13D for their Share holdings.

      Otherwise, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any members of the Group and any person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.


7.    MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1:  Agreement for Joint Filing of Schedule 13D.




                              Page 25 of 27 Pages

      SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 1998                                /s/ DANIEL E. BOBER
                                              ------------------------------
                                                  DANIEL E. BOBER

                                              /s/ CREIGHTON J. WEBER
                                              ------------------------------
                                                  CREIGHTON J. WEBER

                                              /s/ JOSEPH DROLSHAGEN
                                              ------------------------------
                                                  JOSEPH DROLSHAGEN

                                              /s/ JAMES BENNETT
                                              ------------------------------
                                                  JAMES BENNETT

                                              /s/ PATRICIA JORGENSEN
                                              ------------------------------
                                                  PATRICIA JORGENSEN

                                              /s/ DEBORAH JENKINS
                                              ------------------------------
                                                  DEBORAH JENKINS

                                              /s/ LYNNE BASZCZUK
                                              ------------------------------
                                                  LYNNE BASZCZUK

                                              /s/ JAMES A. SIMPSON
                                              ------------------------------
                                                  JAMES A. SIMPSON

                                              /s/ KATHERYNE L. ZELENOCK
                                              ------------------------------
                                                  KATHERYNE L. ZELENOCK

                                              /s/ JEFFREY C. URBAN
                                              ------------------------------
                                                  JEFFREY C. URBAN




                              Page 26 of 27 Pages